Exhibit 99.1

InterOil Corporation Management Discussion and Analysis For the quarter and six months ended June 30, 2014 August 13, 2014

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
ABBREVIATIONS AND EQUIVALENCIES	3
CONVERSION	3
OIL AND GAS DISCLOSURES	4
GLOSSARY OF TERMS	4
INTRODUCTION	7
BUSINESS STRATEGY	7
OPERATIONAL HIGHLIGHTS	8
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	9
DISCOUNTINUED OPERATIONS	15
LIQUIDITY AND CAPITAL RESOURCES	17
RISK FACTORS	20
CRITICAL ACCOUNTING ESTIMATES	20
NEW ACCOUNTING STANDARDS	21
NON-GAAP MEASURES AND RECONCILIATION	21
PUBLIC SECURITIES FILINGS	22
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	22

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2013 and our annual information form (the “2013 Annual Information Form”) for the year ended December 31, 2013. This MD&A was prepared by management and provides a review of our performance for the quarter and six months ended June 30, 2014, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of financial statements and are presented in United States dollars (“USD” or “$”) unless otherwise specified.

References to “we,” “us,” “our,” “Company,” “Group”, and “InterOil” refer to InterOil Corporation or InterOil Corporation and its subsidiaries as the context requires. Information is presented as at June 30, 2014 and for the quarter and six months ended June 30, 2014 unless otherwise specified. A listing of specific defined terms can be found in the “Glossary of Terms” section of this MD&A.

Management Discussion and Analysis INTEROIL CORPORATION 1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.

Forward-looking statements include, without limitation, statements regarding our business strategies and plans; plans for our exploration (including drilling plans) and other business activities and results therefrom; characteristics of our properties; construction and development of a proposed LNG plant in Papua New Guinea; the timing and cost of such construction and development; commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate or other hydrocarbons; cash flows from operations; sources of capital and its sufficiency; operating costs; contingent liabilities; environmental matters; and plans and objectives for future operations; and timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect matters addressed in these forward-looking statements, including but not limited to:

•	the uncertainty associated with the availability, terms and deployment of capital;
•	our ability to obtain and maintain necessary permits, concessions, licenses and approvals from relevant State authorities to develop our gas and condensate resources within reasonable periods and on reasonable terms or at all;
•	inherent uncertainty of oil and gas exploration;
•	the difficulties with recruitment and retention of qualified personnel;
•	the political, legal and economic risks in Papua New Guinea;
•	landowner claims and disruption;
•	compliance with and changes in Papua New Guinean laws and regulations, including environmental laws;
•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;
•	exposure to certain uninsured risks stemming from our operations;
•	contractual defaults;
•	interest rate risk;
•	weather conditions and unforeseen operating hazards;
•	general economic conditions, including further economic downturn, availability of credit, European sovereign debt-credit crisis and downgrading of United States Government debt;
•	risk of legal action against us; and
•	law enforcement difficulties.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment and qualified personnel in a timely manner to develop resources, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these assumptions and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2013 Annual Information Form.

Management Discussion and Analysis INTEROIL CORPORATION 2

Further, forward-looking statements contained in this MD&A are made as of the date hereof and, except as required by applicable law, we will not update publicly or revise any of these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ABBREVIATIONS AND EQUIVALENCIES

Abbreviations

Crude Oil and Natural Gas Liquids		Natural Gas
bbl	one barrel equalling 34.972 Imperial gallons or 42 U.S. gallons	btu	British Thermal Units
bblspd	barrels per day	mcf	thousand standard cubic feet
boe(1)	barrels of oil equivalent	mcfpd	thousand standard cubic feet per day
boepd	barrels of oil equivalent per day	mmbtu	million British Thermal Units
bpsd	barrels per stream day	mmbtupd	million British Thermal Units per day
mboe	thousand barrels of oil equivalent	mm	million standard cubic feet
mbbl	thousand barrels	mmcfpd	million standard cubic feet per day
MMbbls	million barrels	mtpa	million tonnes per annum
MMboe	million barrels of oil equivalent	scfpd	standard cubic feet per day
WTI	West Texas Intermediate crude oil delivered at Cushing, Oklahoma	tcfe	trillion standard cubic feet equivalent
bscf	billion standard cubic feet	psi	pounds per square inch

Note:

(1)	All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSION

This table outlines certain standard conversions between Standard Imperial Units and the International System of Units (metric units).

To Convert From	To	Multiply By
mcf	cubic meters	28.317
cubic meters	cubic feet	35.315
bbls	cubic meters	0.159
cubic meters	bbls	6.289
feet	meters	0.305
meters	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Management Discussion and Analysis INTEROIL CORPORATION 3

OIL AND GAS DISCLOSURES

We are required to comply with Canadian Securities Administrators’ NI 51-101, which prescribes disclosure of oil and gas reserves and resources. GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2013 in accordance with NI 51-101. This evaluation is summarized in our 2013 Annual Information Form available at www.sedar.com. We do not have any production or reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the SEC, as at June 30, 2014.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six thousand cubic feet of natural gas to one barrel of crude equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrel of oil equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

GLOSSARY OF TERMS

“ANZ” means Australia and New Zealand Banking Group (PNG) Limited.

“BNP” means BNP Paribas Capital (Singapore) Limited.

“Board” means the board of directors of InterOil.

“BSP” means Bank of South Pacific Limited.

“CBA” means Commonwealth Bank of Australia.

“Condensate” means a component of natural gas which is a liquid at surface conditions.

“Condensed Consolidated Interim Financial Statements” means the unaudited condensed consolidated interim financial statements for the quarter and six months ended June 30, 2014.

“Convertible Notes” means the 2.75% convertible senior notes of InterOil due November 15, 2015.

“Credit Suisse” means Credit Suisse A.G.

“EBITDA” represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See “Non-GAAP Measures and Reconciliation”.

“GAAP” means Canadian generally accepted accounting principles.

“gas” means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulfur or other non-hydrocarbon compounds.

“IPI holders” means investors holding indirect participating working interests in certain exploration wells required to be drilled pursuant to the indirect participating interest agreement between us and certain investors dated February 25, 2005, as amended.

Management Discussion and Analysis INTEROIL CORPORATION 4

“LIBOR” means daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London, United Kingdom, wholesale money market.

“LNG” means liquefied natural gas. Natural gas may be converted to a liquid state by pressure and severe cooling for transportation purposes, and then returned to a gaseous state to be used as fuel. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

“Macquarie” means Macquarie Group Limited.

“MUFG” means Bank of Tokyo-Mitsubishi UFJ, Ltd.

“natural gas” means a naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum. The principal constituent is methane.

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators.

“Oil Search” means Oil Search Limited, a company incorporated in Papua New Guinea; an oil and gas exploration and development company that has been operating in Papua New Guinea since 1929.

“PacLNG” means Pacific LNG Operations Ltd., a company incorporated under the laws of the Bahamas.

“PGK” means the Kina, currency of Papua New Guinea.

“PNGDV” means PNG Drilling Ventures Limited, an entity with which we entered into an amended and restated indirect participation agreement on May 1,2006.

“PPL” means the Petroleum Prospecting License, an exploration tenement granted under the Oil & Gas Act 1997 (PNG).

“PRE” means Pacific Rubiales Energy Corp., a company incorporated under the laws of British Columbia, Canada.

“PRL” means the Petroleum Retention License, the tenement granted under the Oil & Gas Act 1997 (PNG) to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas discovery.

“Puma” means Puma Energy Pacific Holdings Pte Ltd, a subsidiary of Trafigura, that focuses on midstream and downstream, oil businesses.

“Puma Transaction” means the transaction by which Puma acquired all of the shares of certain of our subsidiaries that held our refinery and petroleum products distribution businesses for approximately $525.6 million, by way of two share sale and purchase agreements, which include adjustments for cash and working capital. The transaction was completed on June 30, 2014.

“SEC” means the United States Securities and Exchange Commission.

“SocGen” means Societe Generale Hong Kong branch.

“SPA” means sale and purchase agreement.

“State” means the Independent State of Papua New Guinea.

“Total” means Total S.A., a French multinational integrated oil and gas company and its subsidiaries.

Management Discussion and Analysis INTEROIL CORPORATION 5

“Total SPA” means the sales and purchase agreement signed on December 5, 2013 with Total where we agreed to sell a gross 61.3% interest in PRL 15, which contains the Elk and Antelope gas fields. This agreement was subsequently replaced on March 26, 2014 with the Total SSA.

“Total SSA” means an agreement under which Total acquired, through the purchase of all of the shares of SPI (200) Limited, a wholly owned subsidiary, a gross 40.1275% interest in PRL 15.

“UBS” means UBS A.G.

“USD” means United States dollars.

“Westpac” means Westpac Bank PNG Limited.

Management Discussion and Analysis INTEROIL CORPORATION 6

INTRODUCTION

We are an independent oil and gas business with a primary focus on Papua New Guinea. Our assets include the Elk, Antelope and Triceratops fields in the Gulf Province of Papua New Guinea, and exploration licenses covering about 16,000 square kilometers (about 4 million acres) in Papua New Guinea. We have our main offices in Singapore and Port Moresby. We are listed on the New York Stock Exchange and the Port Moresby Stock Exchange. At June 30, 2014, we had 380 full-time employees.

Prior to the Puma Transaction, our operations were organized into four major segments:

Segments	Operations
Upstream

Exploration and Development – Explore, appraise and develop hydrocarbon structures in Papua New Guinea.

Proposed activities include commercializing, monetizing and developing oil and gas structures through production facilities, including a liquefied natural gas plant.

Midstream	Refining – Produce refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea, for domestic and export markets.
Downstream	Wholesale and Retail Distribution – Wholesale and retail marketing and distribution of refined petroleum products in Papua New Guinea.
Corporate

Corporate – Support business segments through business development and improvement activities, general services, administration, human resources, executive management, financing and treasury, government affairs and investor relations.

This segment also managed our shipping business, which operated two vessels that transport petroleum products within Papua New Guinea and the South Pacific.

The subsidiaries sold pursuant to the Puma Transaction were previously included within the Midstream Refining and Downstream segments respectively. In addition, the shipping business which was previously included within the Corporate segment has also been transferred to Puma. Following the Puma Transaction, the results of these operations have been classified as ‘discontinued operations’ and we are no longer organized as separate segments for reporting purposes. The continuing operations are considered to be an Upstream Exploration and Production business. We have reclassified prior year information to conform to current period presentation.

BUSINESS STRATEGY

Our strategy is to enhance shareholder value by developing our resources based on three horizons of growth:

•	Horizon 1 – Operating growth: run an efficient and financially stable existing business. This includes ensuring we have capital to support investment in our existing business, reducing costs, building organizational capability, and having best practice management processes.

•	Horizon 2 – Developing growth: monetize our gas resources. This involves partnerships with experienced operators to develop our gas resources and to leverage relationships that create value across exploration, development and operations.

•	Horizon 3 – Future growth: explore for the future. This includes making wise investment in new exploration across frontier regions in Papua New Guinea and by being a preferred partner or operator of choice for new ventures.

Management Discussion and Analysis INTEROIL CORPORATION 7

Further details of our business strategy can be found under the heading “Business Strategy” in our 2013 Annual Information Form available at www.sedar.com.

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter for continuing operations is as follows:

•	Seismic and exploration program
-	In 2013, the Board approved a major exploration and appraisal drilling and seismic work program and budget for 2014-15. The program provides for the following exploration wells: PPL 474 (Wahoo-1), PPL 475 (Raptor-1), PPL 476 (Bobcat-1) and PRL 15 (Antelope Deep). Appraisal wells are scheduled for PRL 15 (Antelope-4, Antelope-5 and possibly Antelope-6) and PRL 39 (Triceratops-3). Following Board approval of the program, we spudded the Wahoo-1, Raptor-1 and Bobcat-1 wells in March 2014 and exploration drilling continued on these wells during the quarter.
-	During the quarter, we acquired seismic data on Zebra lead located in PPL 476 and the Antelope field located in PRL 15.

•	PRL15 – Antelope 4 and Antelope 5 drilling program
-	We started the site preparation activities for the Antelope-4 and Antelope-5 wells. Spudding of these wells is anticipated to occur during the third quarter of 2014.

•	PPL474 - Wahoo drilling program
-	Subsequent to quarter end, on July 14, 2014, we announced to the market that we had suspended drilling the Wahoo-1 well in PPL 474 after intersecting gas and higher-than expected pressures that could compromise rig safety. Significant concentrations of methane, ethane, propane and butane had been recorded, believed to be entering the well bore from permeable zones above the predicted reservoir zone, which was yet to be penetrated. The State Department of Petroleum and Energy approved this suspension to enable us to reevaluate the drilling plan.

•	PPL475 – Raptor drilling program
-	Drilling of the Raptor-1 well continued and is expected to be completed during the third quarter of 2014, subject to drilling conditions.
-	On April 28, 2014, we received confirmation from PNGDV of their decision to participate in Raptor-1 pursuant to the amended and restated indirect participation interest agreement, dated May 1, 2006, for an interest of 5.75%.

•	PPL476 – Bobcat drilling program
-	Drilling of the Bobcat-1 well continued and is expected to be completed during the third quarter of 2014, subject to drilling conditions.

•	Sale of refinery and distribution businesses
-	On June 30, 2014, we completed the Puma Transaction.

•	Corporate matters
-	Subsequent to quarter end, on July 21, 2014, we announced the plan to buy up to $50.0 million of our common shares within the next twelve months. We appointed Macquarie as our broker to handle the share buy-back.
-	Subsequent to quarter end, on August 10, 2014, we appointed Chris Finlayson, former BG Group Chief Executive Officer and Shell executive, as our Chairman-designate. Mr. Finlayson has nearly 40 years’ global experience and has led exploration and production ventures with BG Group and Shell. He joins our Board immediately and will be replacing Dr. Gaylen Byker after an appropriate handover. Dr. Byker will be retiring after 17 years on our Board.

Management Discussion and Analysis INTEROIL CORPORATION 8

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarters and Six Months Ended June 30, 2014 and 2013

Consolidated – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, except per share data)	2014	2013	2014	2013
		(revised) (3)		(revised) (3)
Interest revenue	8,353	34	8,405	46
Other non-allocated revenue	5,336	797	7,187	1,387
Total revenue	13,689	831	15,592	1,433
Office and administration and other expenses	(21,594)	(10,129)	(39,941)	(15,389)
Derivative losses	-	(191)	-	(191)
Exploration costs	(5,851)	(522)	(14,547)	(971)
Gain on conveyance of exploration and evaluation assets	-	-	340,539	499
Loss on Flex LNG investment	-	(687)	-	(1,027)
Foreign exchange gains/(losses)	3,512	(378)	5,072	(472)
Share of net loss of joint venture partnership	(8)	(217)	(18)	(313)
accounted for using the equity method
EBITDA (1)	(10,252)	(11,293)	306,697	(16,431)
Depreciation and amortization	(908)	(1,407)	(2,350)	(2,835)
Interest expense	(4,409)	(2,082)	(8,579)	(3,682)
(Loss)/profit for the period from continuing operations before income taxes	(15,569)	(14,782)	295,768	(22,948)
Income tax expense	(195)	(458)	(708)	(388)
(Loss)/profit for the period from continuing operations	(15,764)	(15,240)	295,060	(23,336)
Profit for the period from discontinued operations, net of tax	68,030	2,010	75,842	14,109
Profit/(loss) for the period	52,266	(13,230)	370,902	(9,227)
Basic earnings/(loss) per share	1.05	(0.27)	7.47	(0.19)
From continuing operations	(0.31)	(0.31)	5.94	(0.48)
From discontinued operations	1.36	0.04	1.53	0.29
Diluted earnings/(loss) per share	1.05	(0.27)	7.42	(0.19)
From continuing operations	(0.31)	(0.31)	5.90	(0.48)
From discontinued operations	1.36	0.04	1.52	0.29
Total assets	1,400,601	1,308,070	1,400,601	1,308,070
Total liabilities	253,913	539,949	253,913	539,949
Total long-term liabilities	161,306	260,235	161,306	260,235
Cash flows generated from/(used in) operating activities (2)	4,960	(57,224)	(10,284)	(16,641)

Notes:

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(2)	Refer to “Analysis of Consolidated Cash Flows Comparing Quarters and Six Months Ended June 30, 2014 and 2013” for detailed cash flow analysis.
(3)	Revised to effect reclassification of discontinued operations – refer to Note 4 of the Condensed Consolidated Interim Financial Statements for further details.

Analysis of Financial Condition Comparing Quarters and Six Months Ended June 30, 2014 and 2013

During the six months ended June 30, 2014, our debt-to-capital ratio (being debt divided by [shareholders’ equity plus debt]) was 5%, compared to 18% as at June 30, 2013, well below our targeted maximum gearing level of 50%. Gearing targets are based on several factors including operating cash flows, future cash needs for development, capital market and economic conditions, and are assessed regularly. Our current ratio (being current assets divided by current liabilities), which measures our ability to meet short-term obligations, was 6.4 times as at June 30, 2014, compared to 1.5 times as at June 30, 2013. The current ratio satisfied our internal target of above 1.5 times as at June 30, 2014.

Management Discussion and Analysis INTEROIL CORPORATION 9

Variance in Total Assets:

As at June 30, 2014, our total assets amounted to $1,400.6 million, compared with $1,308.1 million as at June 30, 2013. This increase of $92.5 million, or 7%, from June 30, 2013 was primarily due to:

-	$495.4 million increase in cash and cash equivalents and restricted cash, mainly due to the receipt of $525.6 million gross proceeds from the Puma Transaction; and
-	$560.6 million increase in non-current receivables, as a result of the recognition of long term receivables in relation to the conveyance proceeds from Total regarding the PRL15 interest sell down completed on March 26, 2014.

These increases have been partially offset by:

-	$371.9 million decrease in exploration and evaluation assets, primarily resulting from the allocation of Total’s conveyance proceeds from PRL 15 interest sell down against the respective PRL 15 capitalized costs on the balance sheet; and
-	The sale of the refinery and distribution businesses resulted in the decrease in plant and equipment by $242.6 million, inventories by $167.3 million, trade and other receivables by $131.8 million and deferred tax assets by $60.0 million.

Variance in Total Liabilities:

As at June 30, 2014, our total liabilities amounted to $253.9 million, compared with $540.0 million at June 30, 2013. The decrease of $286.1 million, or 53%, from June 30, 2013 was primarily due to:

-	A decrease of $111.1 million in secured and unsecured loans payable due to the full repayment of the outstanding loans under the $250.0 million Credit Suisse syndicated secured loan facility, the BSP and Westpac combined secured loan facility, and the ANZ, BSP & BNP syndication loan facility in June 2014;
-	The Puma Transaction resulted in the decrease in working capital facilities by $122.0 million, income tax payable by $13.0 million and trade and other payables by $11.7 million.

Analysis of Consolidated Financial Results Comparing Quarters and Six Months Ended June 30, 2014 and 2013

Our net profit for the quarter ended June 30, 2014 was $52.3 million, compared with a net loss of $13.2 for the same quarter in 2013, an increase of $65.5 million. Our net profit for the six months ended June 30, 2014 was $370.9 million, compared with a net loss of $9.2 for the same period in 2013, an increase of $380.1 million.

Management Discussion and Analysis INTEROIL CORPORATION 10

This analysis outlines key movements, the net of which primarily explains the variance in results between the quarters and six months ended June 30, 2014 and 2013 for certain of the line items set forth in the table above:

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
$65.5	$380.1	Net profit/(loss) variance for the comparative periods primarily due to:
➢ $0.0	$340.0	Gain on conveyance of exploration and evaluation assets in relation to the completion of the Total SSA on March 26, 2014 under which Total acquired, through the purchase of all shares of a wholly owned subsidiary, a gross participating interest of 40.1275% (net 31.0988%, after the State back-in right of 22.5%) in PRL 15, which contains the Elk and Antelope gas fields.
➢ $66.0	$61.7	Increase in profit from discontinued operations, primarily derived from the $49.5 million gain from the Puma Transaction. Refer to “Discontinued Operations” section below for further information. The increased gross margins from these businesses during the six month period ended June 30, 2014 when these were our subsidiaries have also been included within this section, with all prior period comparatives related to these businesses reclassified into this section.
➢ ($11.5)	($24.6)

Increase in office and administration and other expenses for the quarter was mainly due to $7.1 million financing costs incurred in relation to the refinancing of the Credit Suisse syndicated secured loan facility which has been expensed; $2.0 million restructuring costs relating to the closure of the corporate office in Cairns, Australia; an increase in the support and management costs incurred as a result of increased operations regarding three wells being drilled simultaneously; and offset by $8.7 million paid on the retirement of senior executives during the quarter ended June 30, 2013.

Increase in office and administration and other expenses for the six month period resulted from $12.6 million financing costs incurred in relation to the initial and refinanced Credit Suisse syndicated secured loan facility; $6.7 million restructuring costs relating to the closure of the corporate office in Cairns, Australia; a $3.1 million increase in legal and professional fees associated with the group restructure and transactions; an increase in the support and management costs incurred as a result of increased operations regarding three wells being drilled simultaneously; and offset by a decrease in employee benefits as a result of the $8.7 million paid on the retirement of senior executives during the six months ended June 30, 2013.

➢ ($5.3)	($13.6)	Increase in exploration costs was mainly attributable to the expensing of seismic activities over the Bobcat, Zebra-Razorback leads and Antelope Deep (formerly Bighorn) prospects during the periods.
➢ $8.3	$8.4	Increase in interest income was attributable to the interest accretion income on the non-current receivables from Total in relation to the interim resource certification payments that have been recognized.
➢ $4.5	$5.8	Increase in other revenues resulted from higher recoveries and increased utilization relating to exploration services (offset by an increase in the costs incurred by these services as a result of increased operations).
➢ $3.9	$5.5	Increase in foreign exchange gains on the revaluation of loan and bank balances that are denominated in PGK. The PGK has weakened against USD from 0.457 on June 30, 2013 to 0.413 on December 31, 2013 to 0.412 on June 30, 2014.

Analysis of Consolidated Cash Flows Comparing Quarters and Six Months Ended June 30, 2014 and 2013

As at June 30 2014, we had cash, cash equivalents, and restricted cash of $593.0 million (June 30, 2013 - $97.5 million), of which $25.9 million (June 30, 2013 - $32.7 million) was restricted. Of the total restricted cash of $25.9 million, $17.5 million (June 30, 2013 - $Nil) was restricted as a cash deposit securing the letters of credit issued by BNP to one of our suppliers on signing of a rig lease and services agreement; $8.0 million (June 30, 2013 - $Nil) was restricted as a debt reserve under the Credit Suisse syndicated secured loan; and the balance was made up of a cash deposit on office premises and term deposits on our PPLs.

Cash flows from discontinued operations have been combined with the cash flows from continuing operations in the consolidated statements of cash flows for the quarter and six months ended June 30, 2014 and 2013.

Management Discussion and Analysis INTEROIL CORPORATION 11

	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2014	2013	2014	2013
Net cash inflows/(outflows) from:
Operations	4,960	(57,224)	(10,284)	(16,641)
Investing	353,149	(27,715)	701,143	(63,417)
Financing	(211,689)	81,325	(185,738)	95,189
Net cash movement	146,420	(3,614)	505,121	15,131
Opening cash	420,668	68,462	61,967	49,721
Exchange losses on cash and cash equivalents	0	(6)	0	(10)
Closing cash	567,088	64,842	567,088	64,842

Cash flows generated from/(used in) operations

Cash inflows from operations for the quarter ended June 30, 2014 were $5.0 million compared with an outflow of $57.2 million for the quarter ended June 30, 2013, a net increase in cash inflows of $62.2 million. This table outlines key variances in the cash inflows/(outflows) from operating activities between the quarters and six months ended June 30, 2014 and 2013:

	Quarterly variance ($ millions)	Six Month variance ($ millions)
	$62.2	$6.4	Variance for the comparative periods primarily due to:
➢	$16.4	($9.0)

Increase in cash generated by operations prior to changes in operating working capital for the quarter was mainly due to the increase in net profit from operations adjusted for the increased amortization of deferred financing costs and inventory write down; and offset by the increase in gain on sale of subsidiaries and accretion income on non-current receivable.

Decrease in cash generated by operations prior to changes in operating working capital for the six month period was mainly due to the increase in net profit from operations adjusted for the increased amortization of deferred financing costs, and offset by the increase in gain on conveyance of PRL 15, gain on the Puma Transaction, and accretion income on non-current receivable.

➢	$45.8	$15.4

Decrease in cash employed by operations relating to changes in operating working capital for the quarter was due primarily to a $112.0 million increase in accounts payable and accrued liabilities and a $3.5 million decrease in inventories due to timing of crude and export shipments, and offset by a $69.8 million increase in trade and other receivables due to timing of crude and export shipments.

Decrease in cash employed by operations relating to changes in operating working capital for the six month period was due primarily to a $59.8 million increase in accounts payable and accrued liabilities, and offset by a $30.5 million increase in trade and other receivables and $13.9 million decrease in inventories due to timing of crude and export shipments.

Cash flows generated from/(used in) investing activities

Cash inflows from investing activities for the quarter ended June 30, 2014 were $353.1 million compared with an outflow of $27.7 million for the quarter ended June 30, 2013. Cash inflows from investing activities for the six months ended June 30, 2014 were $701.1 million compared with an outflow of $63.4 million for the quarter ended June 30, 2013.

Management Discussion and Analysis INTEROIL CORPORATION 12

This table outlines key variances in cash inflows/(outflows) from investing activities between the quarters and six months ended June 30, 2014 and 2013:

Quarterly variance ($ millions)	Six Month variance ($ millions)
$380.9	$764.6	Variance for the comparative periods primarily due to:
➢ $428.0	$428.0	Receipt of $525.6 million gross proceeds from the Puma Transaction less $39.4 million of cash and cash equivalents held by those businesses, $52.9 million of secured loan repayments undertaken by us as part of the Puma Transaction, and $4.3 million of transaction costs.
➢ $29.4	$11.0	Following the Puma Transaction, the restricted cash requirements under the Midstream Refining segment were withdrawn as the secured loan and working capital facilities under these entities were either repaid or transferred to Puma as part of the Puma Transaction.
➢ $0.0	$401.3	Receipt of a $401.3 million SPA completion payment from Total in accordance with the Total SSA during quarter ended March 31, 2014.
➢ ($62.8)	($127.1)	Increase in cash outflows on exploration and development expenditures was mainly due to the increased drilling activities (3 wells being drilled simultaneously in current period as opposed to no drilling in prior periods) and transaction costs associated with the completion of the Total SSA.
➢ $2.9	$8.6	Higher cash calls and related inflows from joint venture partners relating to the receipt of funds from PRE for historical Triceratops-2 well costs and the receipt of funds from Oil Search in relation to the Tagula seismic program.
➢ ($19.8)	$41.2	Movement in non-operating working capital for the quarter was related to trade payables and accruals in our Upstream operations.

Cash flows (used in)/generated from financing activities

Cash outflows from financing activities for the quarter ended June 30, 2014 amounted to $211.7 million, compared with an inflow of $81.3 million for the quarter ended June 30, 2013. Cash outflows from financing activities for the six months ended June 30, 2014 amounted to $185.7 million, compared with an inflow of $95.2 million for the six months ended June 30, 2013.

Management Discussion and Analysis INTEROIL CORPORATION 13

This table outlines key variances in cash (outflows)/inflows from financing activities between quarters and six months ended June 30, 2014 and 2013:

	Quarterly variance ($ millions)	Six Month variance ($ millions)
	($293.0)	($280.9)	Variance for the comparative periods primarily due to:
➢	($22.7)	($24.8)	Repayment of the BSP and Westpac combined secured loan facility during the quarter and six months ended June 30, 2014.
➢	($150.0)	($100.0)	Drawdown of $50.0 million from the Credit Suisse syndicated secured loan facility during the quarter ended March 31, 2014 and the full loan repayment of $150.0 million in June 2014.
➢	$2.4	($73.6)	Receipt of a $76.0 million staged cash payment from PRE for the sale of a 10.0% net (12.9% gross) participating interest in PPL 237 (now PPL 475) during the quarter ended March 31, 2013 and a $2.4 million commission was subsequently paid to PacLNG for facilitating the transaction during the quarter ended June 30, 2013.
➢	($43.2)	($6.9)	Movement in utilization of the BNP working capital facility in our discontinued operations.
➢	($76.0)	($76.0)	Full repayment of the ANZ, BSP and BNP syndicated loan was made in June 2014.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

This table contains consolidated results for the eight quarters ended June 30, 2014 on a consolidated basis.

	2014		2013				2012
Quarters ended ($ thousands except per share data)	Jun-30	Mar-31 (2)	Dec-31 (2)	Sep-30 (2)	Jun-30 (2)	Mar-31 (2)	Dec-31 (2)	Sep-30 (2)
Total revenues	13,689	1,903	712	617	831	602	8,188	2,235
EBITDA (1)	(10,252)	316,949	(27,272)	(99)	(11,293)	(5,138)	(22,452)	(2,528)
Net profit/(loss)	52,266	318,637	(24,812)	(6,317)	(13,230)	4,003	(3,732)	5,336
From continuing operations	(15,764)	310,825	(32,024)	(3,555)	(15,240)	(8,096)	(27,512)	(4,975)
From discontinued operations	68,030	7,812	7,212	(2,762)	2,010	12,099	23,780	10,311
Basic earnings/(loss) per share	1.05	6.46	(0.50)	(0.13)	(0.27)	0.08	(0.08)	0.11
From continuing operations	(0.31)	6.30	(0.65)	(0.07)	(0.31)	(0.17)	(0.57)	(0.10)
From discontinued operations	1.36	0.16	0.15	(0.06)	0.04	0.25	0.49	0.21
Diluted earnings/(loss) per share	1.05	6.38	(0.50)	(0.13)	(0.27)	0.08	(0.09)	0.11
From continuing operations	(0.31)	6.22	(0.65)	(0.07)	(0.31)	(0.17)	(0.57)	(0.10)
From discontinued operations	1.36	0.16	0.15	(0.06)	0.04	0.25	0.48	0.21

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(2)	Revised to effect reclassification of discontinued operations – refer to Note 4 of the Condensed Consolidated Interim Financial Statements for the quarter and six months ended June 30, 2014 and 2013 for further details.

Management Discussion and Analysis INTEROIL CORPORATION 14

DISCOUNTINUED OPERATIONS

Following the Puma Transaction, the financial results of operations for the sold businesses have been presented as discontinued operations in the Condensed Consolidated Interim Financial Statements. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in the Condensed Consolidated Interim Financial Statements, as the activities previously being carried out by the business have been transferred to Puma pursuant to the Puma Transaction. All balance sheet items under refinery and distribution businesses were derecognized from the consolidated balance sheet as of June 30, 2014.

We made a gain on the Puma Transaction of $49.5 million. The gain has been calculated as follows:

($ thousands)	June 30, 2014

Consideration
Cash	525,590
Less settlement of intercompany debt	(52,877)
Less amount refundable to Puma	(1,038)
Less transaction costs	(4,258)
Total consideration	467,417
Assets and liabilities disposed of
Cash and cash equivalents	39,432
Trade and other receivables	150,375
Other current assets	94
Inventories	143,542
Prepaid expenses	3,547
Plant and equipment	230,682
Deferred tax assets	46,354
Trade and other payables	(110,338)
Income tax payable	(21,190)
Derivative financial instruments	(2,243)
Working capital facilities	(57,234)
Asset retirement obligations	(5,140)
Net assets disposed of	417,881
Net gain on sale of subsidiaries	49,536

Operational highlights – discontinued operations

Midstream – Refining

•	For the quarter ended June 30, 2014, the average daily throughput (excluding shutdown days) was 27,222 bblspd compared to 29,501 bblspd during the quarter ended June 30, 2013. The total number of bbls processed into product at our refinery for the quarter ended June 30, 2014 was 2.172 MMbbls compared with 2.357 MMbbls for the corresponding quarter in 2013.
•	Capacity utilization of the refinery for the quarter ended June 30, 2014, based on operating capacity of 36,500 bblspd, was 68% compared with 74% for the quarter ended June 30, 2013. During the quarters ended June 30, 2014 and 2013, the refinery was shut down for general maintenance for 9 days and 8 days respectively.
•	The total sales volume for the six months ended June 30, 2014 was 1.6 million barrels (2013 – 2.5 million barrels) and quarter ended June 30, 2014 was 0.8 million barrels (2013 – 1.3 million barrels).

Downstream – Wholesale and Retail Distribution

•	Total sales volumes for the quarter ended June 30, 2014 were 184.7 million liters (June 2013 – 179.2 million liters), an increase of 5.5 million liters, or 3.1% over the corresponding period in 2013.
•	The retail business accounted for about 15.8% of our total downstream sales in the second quarter of 2014 (June 2013 – 16.0%).

Management Discussion and Analysis INTEROIL CORPORATION 15

Analysis of Financial Results Comparing Quarters and Six Months Ended June 30, 2014 and 2013 – Discontinued Operations

This analysis outlines key movements, the net of which primarily explains the variance in results between the quarters and six months ended June 30, 2014 and 2013 for certain of the line items set forth in the table above:

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
$66.0	$61.7	Net profit variance for the comparative periods primarily due to:
➢ $49.5	$49.5	Gain on the Puma Transaction.
➢ $40.5	$43.7	Increase in gross profit margin as a result of lower crude premiums, and increasing import parity prices (generally, the price paid in Papua New Guinea for a refined product being imported), which has resulted in inventory gains during the current periods, which are realized as the products are sold.
➢ ($14.1)	($24.6)	Increase in foreign exchange losses mainly due to the unfavorable rates from banks on the transfer of PGK refinery sales proceeds to USD compared to the prior period, due to lack of liquidity of USD in Papua New Guinea, where rates fluctuate significantly based on other exporters and importers looking to convert their USD to PGK.

Summary of Debt Facilities Repaid or Transferred to Puma

Organization	Segment	Facility	Original Maturity dates
ANZ, BSP and BNP syndicated secured loan facility	Midstream - Refining	$100,000,000	November 2017
BNP working capital facility	Midstream - Refining	$270,000,000	February 2015
BNP non-recourse discounting facility	Midstream - Refining	$80,000,000	February 2015
Westpac PGK working capital facility	Downstream	$18,540,000	November 2014
BSP PGK working capital facility	Downstream	$18,540,000	November 2014
BSP and Westpac combined secured facility	Downstream	$24,780,077	August 2014

ANZ, BSP and BNP Syndicated Secured Loan Facility (Midstream- Refining)

On October 16, 2012, we entered into a five year amortizing $100.0 million syndicated secured term loan facility with ANZ, BSP and BNP. The loan was secured over the fixed assets of the refinery. The syndicated secured loan facility was repaid in full during the quarter ended June 30, 2014.

Management Discussion and Analysis INTEROIL CORPORATION 16

BNP Working Capital Facility (Midstream - Refining)

On July 17, 2013, we replaced our $240.0 million working capital facility with BNP for our Midstream – Refining operation with a $350.0 million working capital structured facility led by BNP. This facility was transferred to Puma on completion of the sale of the refinery and distribution businesses to Puma on June 30, 2014.

BSP and Westpac Combined Secured Facility (Downstream)

We entered into a one year combined secured facility with Westpac and BSP to be drawn in tranches, in either USD and/or PGK. The facility was repaid in full during the quarter ended June 30, 2014.

Westpac and BSP Working Capital Facility (Downstream)

We had an approximately $37.1 million (PGK 90.0 million) combined revolving working capital facility for our Downstream operations in Papua New Guinea from Westpac and BSP. These facilities were transferred to Puma on completion of the sale of the refinery and distribution businesses to Puma on June 30, 2014.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

This table summarizes the debt facilities available to us and the balances outstanding as at June 30, 2014.

Organization	Facility	Balance outstanding June 30, 2014	Weighted average interest rate		Maturity date
Credit Suisse syndicated, senior secured capital expenditure facility	$300,000,000	$Nil	Nil%		December 2015
Convertible Notes	$70,000,000	$69,998,000	7.91	%(1)	November 2015

(1)	Effective rate after bifurcating the equity and debt components of the $70.0 million principal amount of 2.75% convertible senior notes due 2015.

Credit Suisse Syndicated Secured Loan (Upstream)

On June 17, 2014, we replaced our $250.0 million loan with Credit Suisse with a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse. CBA, ANZ, UBS, Macquarie, BSP, BNP and Westpac, each of which was a participating lender under the original facility, in addition to new banks, MUFG and SocGen, support the new facility. The new facility has an annual interest rate of LIBOR plus 5% and matures at the end of 2015. The $150.0 million that had been drawn down under the original facility was repaid and there have been no draw downs made under the new facility as at June 30, 2014.

Unsecured 2.75% Convertible Notes (Corporate)

On November 10, 2010, we completed the issuance of $70.0 million of Convertible Notes. The Convertible Notes rank junior to any secured indebtedness and to all existing and future liabilities of us and our subsidiaries, including the Credit Suisse syndicated secured loan facility, trade payables and lease obligations.

We pay interest on the Convertible Notes semi-annually on May 15 and November 15. The Convertible Notes are convertible into cash or our common shares, based on an initial conversion rate of 10.4575 common shares per $1,000 principal amount, which represents an initial conversion price of approximately $95.625 per common share. The initial conversion price is subject to standard anti-dilution provisions designed to maintain the value of the conversion option in the event we take certain actions with respect to our common shares, such as stock splits, reverse stock splits, stock dividends and cash dividends, that affect all of the holders of our common shares equally and that could have a dilutive effect on the value of the conversion rights of the holders of the Convertible Notes or that confer a benefit on our current shareholders not otherwise available to the Convertible Notes. On conversion, holders will receive cash, common shares or a combination thereof, at our option. The Convertible Notes are redeemable at our option if our share price has been at least 125% ($119.53 per share) of the conversion price for at least 15 trading days during any 20 consecutive trading day period. On a fundamental change, which would include a change of control, holders may require us to repurchase their Convertible Notes for cash at a purchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Management Discussion and Analysis INTEROIL CORPORATION 17

Other Sources of Capital

Our share of expenditures on exploration wells, appraisal wells and extended well programs is funded by capital raising activities, debt, operational cash flows, IPI holders, PNGDV, joint venture partners and asset sales.

Cash calls are made on Total, Oil Search and PNGDV for their share and carry (where applicable) of expenditure on appraisal wells and extended well programs under agreements we have with them. Cash calls will also be made on PRE for exploration activities in PPL 475 (formerly PPL 237) and appraisal activities in the Triceratops field.

With the immediate cash payment from the Puma Transaction, we are able to focus on the funding of our exploration and appraisal programs, as well as our growth strategy.

Capital Expenditure

Capital expenditures for our Upstream operations in Papua New Guinea for the quarter ended June 30, 2014 were $68.6 million, compared with net credits of $6.3 million during the same period of 2013. Total net expenditures for the six month period ended June 30, 2014 were $193.8 million compared to $27.9 million during the same period in 2013.

This analysis outlines key expenditure in the quarter and six months ended June 30, 2014:

Quarterly ($ millions)	Six Month ($ millions)
$68.6	$193.8	Expenditure in the quarter and six months ended June 30, 2014 primarily due to:
$24.4	$36.4	Costs for site preparation, pre-spud work and drilling of the Raptor-1 well.
$19.2	$26.5	Costs for site preparation, pre-spud work and drilling of the Wahoo-1 well.
$24.3	$32.1	Costs for site preparation, pre-spud work and drilling of the Bobcat-1 well.
$1.3	$46.1	Costs incurred for financial advisor fees and transaction costs for the monetization of the Elk and Antelope fields.
$0.0	$41.5	Premium paid on buyback of 1.0536% indirect participation interest in PRL 15.
$1.2	$5.1	Seismic over the Antelope field in PRL 15.
$0.0	$0.6	Seismic over the Triceratops field in PPL 475.
($1.8)	$5.5	Other expenditure, including equipment purchases and drilling inventory.

Management Discussion and Analysis INTEROIL CORPORATION 18

In addition, $2.1 million was incurred on corporate related capital expenditure for the six months ended June 30, 2014, including $0.9 million for renovation costs of our new Singapore office and $0.6 million for the acquisition of corporate apartments in Papua New Guinea.

Capital Requirements

Existing cash balances will be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. However, oil and gas exploration and development and liquefaction are capital intensive and our business plans involve raising capital, which depends on market conditions when we raise such capital. No assurance can be given that we will be successful in obtaining new capital on terms that are acceptable to us, particularly with market volatility.

Noted below are our contractual obligations and commitments over the next five years which are required at a minimum to maintain our licenses in good standing.

Contractual Obligations and Commitments

This table contains information on payments to meet our contracted exploration and debt obligations for each of the next five years and beyond. It should be read in conjunction with our Condensed Consolidated Interim Financial Statements and notes thereto.

	Payments Due by Period
Contractual obligations ($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Petroleum prospecting and retention licenses	498,576	56,804	59,672	93,275	93,275	97,775	97,775
Convertible Notes obligations	72,725	1,925	70,800	-	-	-	-
Total	571,301	58,729	130,472	93,275	93,275	97,775	97,775

The amount pertaining to the PPL’s and PRL’s represents the amount we have committed on these licenses as at June 30, 2014. On March 6, 2014, our applications for new PPL’s were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require us to spend a further $398.2 million over the remainder of their six year term. The three wells, Wahoo-1, Raptor-1 and Bobcat-1, are being drilled under the new licenses, and are part of the new drilling commitments.

Further, the terms of the grant of PRL 15 require us to spend a further $34.1 million on the development of the Elk and Antelope fields by the end of 2015 and terms of the grant of PRL 39 requires us to spend a further $66.3 million on the license area by the end of 2018.

Off Balance Sheet Arrangements

Neither during the quarter ended, nor as at June 30, 2014, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

During the six months ended June 30, 2014, former Chief Financial Officer, Collin Visaggio, and former Chief Operating Officer, William Jasper, retired.  Compensation paid or payable to these officers upon their retirement was $1.3 million and $0.65 million, respectively.

Management Discussion and Analysis INTEROIL CORPORATION 19

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized (none of which are outstanding). As of June 30, 2014, we had 50,110,018 common shares issued and outstanding (51,382,021 common shares on a fully diluted basis) and no preferred shares issued and outstanding. The potential dilutive instruments outstanding as at June 30, 2014 included employee stock options and restricted stock in respect of 410,000 common shares and 129,999 common shares relating to the $70.0 million principal amount Convertible Notes.

As of August 8, 2014, we had 49,487,915 common shares (50,743,938 common shares on a fully diluted basis) and no preferred shares issued and outstanding. The potential dilutive instruments outstanding as at August 8, 2014 included employee stock options and restricted stock in respect of 524,019 common shares and 732,004 common shares relating to the $70.0 million principal amount 2.75% convertible senior notes due November 15, 2015.

Derivative Instruments

Prior to the Puma Transaction, our revenues were derived from the sale of refined products. Prices for refined products and crude feedstock could be volatile and could fluctuate as a result of relatively small changes in supplies, weather, economic conditions and government actions. Due to the nature of our business, there was always a time difference between the purchase of a crude feedstock, its arrival at the refinery, and the supply of finished products to markets.

Generally, we brought crude feedstock two months in advance of it being discharged, processed and supplied or exported as finished product. Due to price fluctuations in this period, we used derivatives to reduce the risk of changes in the relative prices of our crude feedstock and refined products. These derivatives enabled us to lock-in the refinery margin so we were protected from differences between our sale price of refined product and the acquisition price of our crude feedstock. Conversely, when we had locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstock expanded or increased, then the benefits were limited to the locked-in margin.

The derivatives we generally used were over-the-counter swaps with credit worthy counterparties. It is common for refiners and trading companies in the Asia Pacific to use swaps to hedge their price exposures and margins, which means the swaps market is generally sufficiently liquid for hedging and risk management. Swaps cover commodities or products such as jet and kerosene, diesel, naphtha, and bench-mark crudes such as DTD Brent, Tapis and Dubai.

All outstanding derivative contracts at June 30, 2014, were transferred to Puma pursuant to the Puma Transaction.

RISK FACTORS

Our business operations and financial position are subject to risks. A summary of the key risks that may affect matters addressed in this document have been included under “Forward Looking Statements” above. Detailed risk factors can be found under “Risk Factors” in our 2013 Annual Information Form available at www.sedar.com.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the Condensed Consolidated Interim Financial Statements and accompanying notes. Actual results could differ from those estimates. The effect of changes in estimates on future periods have not been disclosed in the Condensed Consolidated Interim Financial Statements as estimating it is impracticable. During the quarter ended June 30, 2014, there were no changes in the critical accounting estimates disclosed in our annual management discussion and analysis for the year ended December 31, 2013.

Management Discussion and Analysis INTEROIL CORPORATION 20

For a discussion of those accounting policies, please refer to Note 2 of the notes to our audited annual consolidated financial statements for the year ended December 31, 2013, available at www.sedar.com, which summarizes our significant accounting policies.

However, we would like to highlight that we have a total of approximately $179.4 million in temporary differences and carried forward losses for exploration expenditure in Papua New Guinea. No deferred tax assets have been recognized for this exploration expenditure as at June 30, 2014. The initial tax benefit to be recognized would be 30% of the temporary differences and losses carried forward through the income statement. We will consider recognition of the deferred tax assets when we have more certainty around the timing of assessable income in the Upstream segment.

Legal and Other Contingent Matters

We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated. When the amount of a contingent loss is determined it is charged to earnings. We continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted.

On March 27, 2014, we received notification from Oil Search Limited of a dispute under the Joint Venture Operating Agreement relating to PRL 15 in Papua New Guinea. The dispute relates to the sale by InterOil of a subsidiary, SPI (200) Limited, to Total. The entity held a 40.1% interest in PRL 15 at the time of the sale. The matter has been referred to arbitration and is scheduled to be heard in late November 2014 by the ICC International Court of Arbitration. We do not expect the claim to be successful and do not expect the dispute to have any financial impact, except for the incurring of legal expenses which may not be recovered.

NEW ACCOUNTING STANDARDS

New accounting standards not yet applicable as at June 30, 2014

These new standards have been issued but are not yet effective for the financial year beginning January 1, 2014 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. We have yet to assess IFRS 9’s full impact, but we do not expect any material changes due to this standard. We have not yet decided whether to early adopt IFRS 9.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2015): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. We have yet to assess IFRS 15’s full impact.

NON-GAAP MEASURES AND RECONCILIATION

Non-GAAP measures, including EBITDA, included in this MD&A are not defined nor have a standardized meaning prescribed by IFRS or our previous GAAP. Accordingly, they may not be comparable to similar measures provided by other issuers.

Management Discussion and Analysis INTEROIL CORPORATION 21

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e. IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such.

This table reconciles net income/(loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

	2014		2013				2012
Quarters ended ($ thousands)	Jun-30	Mar-31 (1)	Dec-31 (1)	Sep-30 (1)	Jun-30 (1)	Mar-31 (1)	Dec-31 (1)	Sep-30 (1)
Earnings before interest, taxes, depreciation and amortization	(10,252)	316,949	(27,272)	(99)	(11,293)	(5,138)	(22,452)	(2,528)
Interest expense	(4,409)	(4,170)	(2,546)	(2,212)	(2,082)	(1,600)	(1,601)	(1,541)
Income taxes	(195)	(514)	(791)	239	(458)	70	(497)	177
Depreciation and amortisation	(908)	(1,440)	(1,415)	(1,483)	(1,407)	(1,428)	(2,962)	(1,083)
From continuing operations	(15,764)	310,825	(32,024)	(3,555)	(15,240)	(8,096)	(27,512)	(4,975)
From discontinued operations	68,030	7,812	7,212	(2,762)	2,010	12,099	23,780	10,311
Net profit/(loss)	52,266	318,637	(24,812)	(6,317)	(13,230)	4,003	(3,732)	5,336

(1) Revised to effect reclassification of discontinued operations – refer to Note 4 of the Condensed Consolidated Interim Financial Statements for further details.

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our 2013 Annual Information Form, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by us in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time specified in securities legislation. Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of our disclosure controls and procedures at our financial year-end and have concluded that our disclosure controls and procedures are effective at December 31, 2013 for the foregoing purposes.

While our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide reasonable assurance that they are effective, they do not expect that the disclosure controls and procedures will necessarily prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Discussion and Analysis INTEROIL CORPORATION 22

Internal Controls over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of our internal controls over financial reporting at our financial year-end and concluded that our internal control over financial reporting is effective, at December 31, 2013, for the foregoing purpose.

No material change in our internal controls over financial reporting were identified during the six months ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

A control system, including our disclosure and internal controls and procedures, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met, no matter how well it is conceived, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Management Discussion and Analysis INTEROIL CORPORATION 23